Exhibit 99.1

Sinovac Provides Updates on Pipeline Vaccines

BEIJING, March 17, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, today provided updates on the Company's pipeline vaccines.

EV71 vaccine. The Company submitted supplementary documentation to the China Food and Drug Administration (CFDA) at the end of January 2015, as required following review of the new drug application (NDA) by an expert panel in November 2014. The CFDA has begun its review of the supplementary documentation. Sinovac maintains regular communication with relevant departments of CFDA, in order to be prepared for the upcoming on-site inspection, sample testing, and production and lot release after the product is commercialized. Once the on-site inspection and sample testing are successfully completed, Sinovac will receive the new drug certificate, production license and GMP license to begin commercial production of its EV71 vaccine.

EV71 is a virus that causes hand, foot and mouth disease (HFMD) and is the primary cause of most severe and fatal cases of hand, foot and mouth disease (HFMD) in China. According to the Chinese CDC, there were approximately 2.78 million reported cases of HFMD in 2014 and 508 fatal cases.

Please see the Company's 20-F filing on April 16, 2014 at www.SEC.gov for a complete outline of the NDA process.

Other Pipeline Vaccines

Pneumococcal 23-valent polysaccharide vaccine (PPV). The Company obtained its clinical trial license in May 2014. Sinovac is currently completing clinical trial preparations and expects to start trials in the first half of 2015.

Varicella vaccine. The Company is currently preparing supplementary material for the clinical trial application, following review by an expert panel in November 2014. The Company expects to receive its clinical trial license in 2015. Sinovac filed the clinical trial application with the CFDA in January 2013.

Pneumococcal 13-valent conjugate vaccine (PCV). The Company obtained its clinical trial license in January 2015, having filed its application with the CFDA in March 2011. PCV is targeted for children under two years old. Sinovac will finalize its clinical trial protocols based on Good Clinical Practice (GCP) and related technical guidelines and initiate production and testing for vaccines to be used in clinical trial accordingly. The Company is required to commence the trials within three years after the license is issued.

Sabin-inactivated polio vaccine (sIPV). The clinical trial application for the vaccine was accepted by Beijing Food and Drug Administration in October 2014 and is under review by the CDE.

Hepatitis B vaccine and new generation of hepatitis A & B vaccine. The Company has completed pre-clinical studies for its proprietary hepatitis B vaccine and filed a clinical trial application in December 2014. Simultaneously, Sinovac is developing a new generation of its hepatitis A & B combination vaccine based on its individual hepatitis A and B vaccines. The new generation combination vaccine will contain a higher dosage of the hepatitis B component, 10ugand 20ug for pediatric and adult formulations, respectively, to enhance the vaccine's immunogenicity. And the clinical trial application for the combined vaccine was submitted in December 2014.

Rubella vaccine. The Company obtained the clinical trial license in December 2014. This vaccine is expected to be developed as a measles, mumps and rubella (MMR) combination vaccine. The Company filed its application for clinical trial with the CFDA in April 2011.

Mr. Yin concluded, "The continued advancement of our vaccine pipeline is evidence of our strong R&D capabilities. With these capabilities and commercial execution strategies, Sinovac is well positioned to grow over the long-term. I am confident that our pipeline will continue to progress as we work towards our mission of providing protection against infectious diseases in China and other emerging markets."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com